Exhibit 99.1

MEDIA CONTACTS:	INVESTOR CONTACT:
Jonathan Birt Ph: 212 850 5664 Elizabeth Headon Ph: 353 1 498 0300	Chris Burns Ph: 353 1 709 4444 800 252 3526

ELAN REPORTS SHARE SALES UNDER 10B5-1 PLAN

DUBLIN, Ireland – February 4, 2008 – Elan Corporation, plc (NYSE: ELN) announced today that Kelly Martin, President and CEO, has sold shares under a pre-arranged stock trading plan established in accordance with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended.  The plan allows for the exercise of stock options for ordinary shares of Elan and the sale of those shares in a systematic manner. Mr. Martin adopted the plan in May 2006.  This was the first sale made under the plan.  Additional sales may occur in the future pursuant to the terms of the plan.

In addition, Dr. Lars Ekman, who retired as President of Research and Development on December 31, 2007, and who continues as an advisor and a member of the board of directors and chairman of the science & technology committee of the board, has also entered into a pre-arranged stock trading plan established in accordance with Rule 10b5-1.  Dr. Ekman’s plan allows for the exercise of stock options for ordinary shares of Elan and the sale of those shares in a systematic manner on up to six occasions between late February 2008 and December 31, 2009, at which date all of Dr. Ekman’s current options will expire.  The first sale of 125,000 Elan ordinary shares by Dr. Ekman is expected to occur in late February 2008.

SEC Rule 10b5-1 allows corporate executives to establish pre-arranged plans to sell a specified number of shares of company stock in accordance with a plan schedule.  These plans permit executives to change their investment portfolio gradually.  This minimizes the market effects of stock sales by spreading sales out over a more extended period of time rather than carrying out sales during limited trading windows following quarterly earnings announcements.  It also avoids concerns about initiating stock transactions while the executive may be aware of material nonpublic information.  Once a plan is established, the executive does not retain or exercise any discretion over sales of stock under the plan, and the pre-planned trades can be executed at later dates as set forth in the plan, without regard to any subsequent material nonpublic information that the executive might receive.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, Londonand Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Source:  Elan Corporation, plc
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